Henkel

A Brand like a Friend

03 FEB 19 AM 7:21

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007474

SUPPL

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2003-02-14

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release of February 14, 2003 "Investment in the future – Henkel Opens New Cosmetics Research Center".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

H. Nicolas

T.G. Kühn

dlw 3/19

Encl.

Press Release

Investment in the Future

Henkel Opens New Cosmetics Research Center

Henkel Group has underlined its strong commitment to expanding its cosmetics and body care business. A newly-built cosmetics research center located at its corporate headquarters in Düsseldorf, Germany has commenced operations. This platform will support Henkel's long-term, ongoing efforts to develop innovative, top quality cosmetics products.

Düsseldorf – Henkel opened a new applied research and developmcenter for its branded business sector Cosmetics & Toiletries in January 2003, after only one year of construction. State-of-the-art laboratory facilities and modern office space for 120 employees will be located on the premises of the new building, along with a professional testing salon for hair cosmetics. Constructed at a cost of 11 million Euro, it has a total utilizable space of 4,600 square meters. "The open, transparent architecture of the building is an expression of the distinctive, innovative corporate culture which Henkel

thrives on, and provides a flexible environment encouraging communicative, concentrated and creative work," says Dr. Klaus Schumann, Vice President Applied Research and Development Cosmetics & Toiletries at Henkel Group.

A Strong Brand Portfolio Headed for Solid Growth

Henkel Group considers the new research center to be a vital strategic investment, laying the foundation for future business activities on global international cosmetics markets. Henkel's branded business sector Cosmetics & Toiletries ranks among the leading providers in Europe and among the top ten cosmetics manufacturers on a worldwide basis. In the face of a difficult market environment prevailing in the year 2002, the Cosmetics & Toiletries business succeeded in continuing its steady growth. Revenues rose 1.5 percent to 2.12 billion Euro in 2002, whereas operating results climbed 10.8 percent to 184 million Euro. Schwarzkopf & Henkel has subsidiaries in 40 countries, operating in the fields of hair care products, toiletries, skin care, oral hygiene and fragrances as well as Schwarzkopf Professional hairdressing. Its portfolio includes successful consumer brand name products such as Brillance, Palette, Taft, Poly, Schauma, Fa, Diadermine and Theramed, along with hair salon products such as bc bonacure or Osis.

Advanced Research Methods Ensure Market Success

Schwarzkopf & Henkel ranks among the leaders in the branch, thanks to intensive scientific research focusing on new ingredients and chemical formulas as well as the broad range of innovative products which have been developed. Approximately 3,000 employees around the world involved in Corporate Research, product development and application engineering ensure the ongoing flow of innovative products and systems solutions. In the year 2001, expenditures for research and development reached a level of 255 million Euro, representing a share of 2.7 percent of revenues. In recent years, the Cosmetics research of Henkel has primarily focused on hair coloring, skin and body care, achieving major breakthroughs and successfully launching new products on the international marketplace. One of the main research goals, for example, is to ensure that people can keep their skin and hair young and fresh. This could be achieved by slowing down or reversing natural aging processes. For the first time, it has been possible to test the effects of a special chemical formula on all three layers of skin by making use of an artificial skin model, which resembles the structure of human skin. The hair research

the effects of a special chemical formula on all three layers of skin by making use of an artificial skin model, which resembles the structure of human skin. The hair research teams also cultivate human hair follicles in organic nutrient solutions at body temperature, in order to test whether certain ingredients stimulate hair growth. In addition to the new research center in Düsseldorf, Schwarzkopf & Henkel also operates a laboratory in Hamburg, Germany which focuses on professional hairdressing needs. Henkel has established the optimal basis on which it can develop innovative solutions for the growing demands of consumers and professional users, as well as to continue its success in global cosmetics markets in the face of tough international competition.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. Henkel Group operates in three strategic business areas: Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. The Company is represented in over 75 countries. In fiscal 2002, Henkel Group generated sales of 9.66 billion Euro and an operating profit (EBIT) of 666 million Euro. 48,638 employees work for Henkel Group worldwide.

February 14, 2003

Contact
Henkel Group
Corporate Communications
Ernst Primosch
Phone +49-211-797-3533
Fax: +49-211-798-2484
email: ernst.primosch@henkel.com
simone.gleumes@henkel.com
Internet: http://www.press.henkel.com

Brand Communications
Simone Gleumes
Phone: +49-211-797-4463
Fax: +49-211-798-4040
email:

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